Exhibit 99.1
Duoyuan Global Water Inc. Appoints
Frank H. Miu to Board of Directors
Beijing, China, March 28, 2011 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that Mr. Frank H. Miu was appointed to the Company’s Board of Directors. Mr. Miu was also appointed as an addition to the Audit Committee and the Nominating & Corporate Governance Committee of the Board of Directors.
Mr. Miu is a financial and management consultant with over three decades of experience in various consulting, corporate, law, accounting, education and Hong Kong government civil service positions. Throughout his career, he has also served as independent and executive director of publicly-listed companies involved in a variety of industries including financial services and alternative energy, printing and publishing, retailing and light manufacturing, health products and chain restaurants, food processing and cold storage, as well as real estate investment and development. Moreover, he previously served on the boards of various social and charitable organizations and is currently a member of the New York State Bar, the American Bar Association, the American Institute of Certified Public Accountants and a Fellow of the Hong Kong Institute of Directors. He received a J.D. from Harvard University Law School and a B.A. in Economics & Accounting from St. John’s University.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “On behalf of the Board of Directors and the management, I am delighted to welcome Mr. Miu to Duoyuan Global Water. His extensive experience as an independent director at Asia-based, publicly-listed companies will guide us in further enhancing our disclosure practices and internal controls to provide an even higher level of transparency and accountability to our shareholders.”
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510